Exhibit 99.1

Golden Star Announces Amendment to the May 2015 Stream Agreement with Royal Gold

TORONTO, Dec. 31, 2015 /CNW/ - Golden Star today announces an amendment to the Gold Purchase and Sale Agreement (the "Stream Agreement") with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"), which was announced earlier in the year to provide an additional $15 million of funding with an option to access a further $5 million. All references to currency are to US dollars.

In May 2015 Golden Star, through its wholly-owned subsidiary, Caystar Finance Co., entered into a $130 million stream financing with RGLD and a $20 million term loan with RGI, respectively. These financing arrangements were to enable Golden Star to continue its transformation to becoming a low cost, non-refractory gold producer.  To date, the term loan has been fully drawn and the stream advances have totaled $55 million, the proceeds of which have been invested in the two development projects. The Wassa Underground Project is progressing on schedule with approximately 820 meters of the twin decline advance completed, and the intersection with the F shoot orebody in November. The Prestea Underground Project has also advanced with Central Shaft rehabilitation and refurbishment work on 17 and 24 levels progressing as scheduled. Both Wassa and Prestea Underground Mines are expected to be in production in early 2017.

Due to the approximately $150 per ounce drop in the gold price since this transaction was negotiated, and as part of the funding of both of these Projects is coming from cash flow from existing operations, an amendment to the existing Stream Agreement was required:

  The amendment includes a $15 million addition to the stream advance payment
  At Golden Star's option, an additional $5 million of stream financing is available subject to certain conditions including procurement of a minimum of $5 million of third party investment
  To accommodate the increased stream advance payments, the stream percentages have been adjusted as follows:
    Golden Star will deliver from January 1, 2016, 9.25% of gold production to RGLD at a cash purchase price of 20% of spot gold
    From January 1, 2018 or commercial production of the Underground Mines, whichever is sooner, Golden Star will deliver 10.50% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered
    If Golden Star exercises its option on the additional $5 million stream advance, the stream percentage from January 1, 2018 or commercial production of the Underground Mines, whichever is sooner, shall be increased to 10.90% at a cash purchase price of 20% of spot gold until 250,000 ounces have been delivered
    Thereafter, 5.50% of production at a cash purchase price of 30% of spot gold will be delivered
    Golden Star and RGLD are in the process of reviewing the final design for the Prestea Underground Project. If RGLD does not approve these changes, RGLD will not be required to fund $39 million for that project, in which case the cash price for future Prestea Underground gold production will increase to 70% and the overall gold delivery threshold referred to above will decrease to 196,000 ounces

"This amendment to the Stream Agreement with Royal Gold allows Golden Star to continue to transform to a low cost, non-refractory gold producer in spite of the lower gold price environment through which the whole industry is navigating," said Sam Coetzer, President and CEO of Golden Star.

"The development of the Wassa and Prestea Underground Mines will significantly lower the Company's cash operating costs per ounce and considerably improve Golden Star's mine life with opportunities for further resource conversion and exploration success at both assets.  This amendment is another vote of confidence by Royal Gold in Golden Star and its development projects and demonstrates the strength of the business relationship between the two companies."

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa and Prestea gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold and expects to surpass 2015 production guidance.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: satisfying the conditions precedent under the Stream Agreement, the Company's strategy of transforming its business to being a lower cost non-refractory producer, the timing for development of and first production from Wassa underground and Prestea underground, the life of mine at Wassa underground and Prestea underground, the impact of underground mine development on the Company's cash operating costs per ounce, the conversion of resources and the success of exploration.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information and statements.  Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date.  Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment.  Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Bruce Higson-Smith, Senior Vice President Corporate Strategy, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:30e 31-DEC-15